                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                         QUADRANGLE ASSOCIATES I L.L.C.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                                   ----------

                                Michael L. Ashner
                             Chief Executive Officer
                                WIN Manager Corp.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   ----------

                            CALCULATION OF FILING FEE

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Transaction Valuation*:  $3,758,640.00             Amount of Filing Fee: $715.73

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* For purposes of calculating the fee only. This amount assumes the purchase of 22,366.5 units of limited partnership interest ("Units") of the subject partnership for $160 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party: Not Applicable
Date Filed:  Not Applicable

CUSIP No.  NONE                       14D-1                              Page 3


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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                         Quadrangle Associates I L.L.C.

                                   ----------

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2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]

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3.       SEC Use Only

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4        Sources of Funds

                                       WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                              / /

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6.       Citizenship or Place of Organization

                                    Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

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8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares     / /

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9.       Percent of Class Represented by Amount in Row 7

                                        0

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10.      Type of Reporting Person

                                       OO

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CUSIP No.  NONE                       14D-1                              Page 4


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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.

                                    ---------

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2.       Check the Appropriate Box if a Member of a Group

         (a)      / /

         (b)      /X/

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3.       SEC Use Only

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4        Sources of Funds

                                       N/A

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               / /

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6.       Citizenship or Place of Organization

                           Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

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8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      / /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                       0

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10.      Type of Reporting Person

                                       CO

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                                 SCHEDULE 14D-1

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Winthrop Partners 80 Limited Partnership, a Massachusetts limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 5 Cambridge Center, 9th Floor Cambridge, Massachusetts 02142.

         (b) This Statement relates to an offer by Quadrangle Associates I L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 22,366.5 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $160 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" and Section 9 ("Certain Information Concerning your Partnership") is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by the Purchaser and WIN Manager Corp. (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning Us") and in Schedule 1 to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in Section 12 ("Source of Funds") is incorporated herein by reference.

         (b)-(c)   Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(c), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Our Future Plans") is incorporated herein by reference.

         (d)      Not applicable.

         (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," and in Section 11 ("Certain Information Concerning Us") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning Us") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Schedule 2 to the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

         (e)      None.

         (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated August 23, 1999.

         (a)(2)   Letter of Transmittal and Related Instructions.

         (a)(3) Cover Letter, dated August 23, 1999, from the Purchaser to the Limited Partners of the Partnership.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1999

                                     QUADRANGLE ASSOCIATES I L.L.C.

                                     By: WIN Manager Corp.


                                             By: Michael L. Ashner
                                                 -----------------------
                                                 Michael L. Ashner
                                                 Chief Executive Officer


                                     WIN MANAGER CORP.

                                     By: Michael L. Ashner
                                         -------------------------
                                         Michael L. Ashner
                                         Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

(a)(1)   Offer to Purchase, dated August 23, 1999.

(a)(2)   Letter of Transmittal and Related Instructions.

(a)(3) Cover Letter, dated August 23, 1999, from the Purchaser to the Limited Partners of the Partnership.